[NetScout Systems, Inc. letterhead]

VIA EDGAR

January 14, 2010

Mr. Patrick Gilmore

Accounting Branch Chief, Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F St., N.E.

Washington, D.C. 20549

Re:	NetScout Systems, Inc. (File No.: 000-26251)
SEC Comment Letter dated January 11, 2010

Dear Mr. Gilmore:

On behalf of NetScout Systems, Inc. (“NetScout”), we refer to the letter dated January 11, 2010 (the “Letter”) from you relating to NetScout’s response letter dated December 21, 2009 in connection with NetScout’s Form 10-K for the fiscal year ended March 31, 2009 and Form 10-Q for the fiscal quarter ended September 30, 2009. We will be responding to the Letter on or prior to February 5, 2010. We believe the additional time is required in order to properly review and finalize the responses.

If you require additional information, please telephone the undersigned at (978) 614-4202.

Sincerely,

/s/ David P. Sommers
David P. Sommers
Chief Financial Officer

cc:	Miguel J. Vega, Esq.
Cooley Godward Kronish, LLP